Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                July 29, 2019




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8180
                     Inflation Hedge Portfolio, Series 42
                                 (the "Trust")
                      CIK No. 1775923 File No. 333-232480
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Example
_______

      1. THE STAFF NOTES THAT OTHER TRUSTS HAVE SHOWN EXAMPLES FOR LONGER PERIODS OF TIME AND INCLUDE ROLLOVER LANGUAGE. PLEASE CLARIFY WHY THE TRUST IS SET UP DIFFERENTLY.

      Response: The example only includes time periods up to two years because the Trust terminates after two years. Additionally, unlike certain other First Trust unit investment trusts, the Trust does not have a rollover option.

Portfolio
_________

      2. PLEASE INDICATE HIGH-YIELD SECURITIES ARE COMMONLY REFERRED TO AS "JUNK" BONDS, UPON THE FIRST USE OF THE TERM.

      Response: The prospectus has been revised in accordance with this comment.

Registration Statement
______________________

      3. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      4. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           __________________________
                                               Daniel J. Fallon